Exhibit 5.1

Our ref	DIC/LLO015.0032
Your ref	-

Lloyds Banking Group plc 25 Gresham Street London EC2V 7HN	13 April 2012

Dear Sirs

We have acted as solicitors in Scotland for Lloyds Banking Group plc (the Guarantor) in connection with the issue and sale by Lloyds TSB Bank plc (the Issuer) of U.S.$25,000,000 Senior Fixed-to-Floored Floating Rate Notes due 13 April 2015, Medium-Term Notes, Series A (the Notes).

The Notes are fully and unconditionally guaranteed by the Guarantor (the Guarantee and together with the Notes, the Securities) and are issued under the shelf registration statement filed with the U.S. Securities and Exchange Commission, including the base prospectus filed on 22 December 2010 and the prospectus supplement filed on 6 June 2011.

The Securities are to be offered pursuant to (i) the U.S. distribution agreement dated as of 6 June 2011 (the Base Distribution Agreement) among the Issuer, the Guarantor and the selling agents named therein and (ii) the terms agreement dated as of 28 March 2012 (the Terms Agreement and, together with the Base Distribution Agreement, the Applicable Agreement) among the Issuer, the Guarantor and the relevant selling agent.  The Securities have been issued, or are to be issued, pursuant to a Senior Debt Securities Indenture dated as of 21 January 2011 between the Issuer, the Guarantor and The Bank of New York Mellon, acting through its London branch, as trustee (the Trustee), as supplemented by the first supplemental indenture dated as of 6 June 2011 among the Issuer, the Guarantor and the Trustee (the Indenture).

We, as your solicitors, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion.

On the basis of the foregoing, we advise you that, in our opinion, the Guarantee has been duly authorized in accordance with the Indenture, and, when the Notes have been (a) executed and authenticated, and the Guarantee executed and endorsed thereon, in accordance with the Indenture, and (b) delivered to and duly paid for by the purchasers thereof in accordance with the terms of the Applicable Agreement, the Guarantee will constitute valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally (including the Banking Act 2009 and any secondary legislation, instruments or orders made, or which may be made, under it) and equitable principles of general applicability.

The foregoing opinion is limited to the laws of Scotland.  We have made no investigation of the laws of any jurisdiction other than Scotland and neither express nor imply any opinion as to any other laws and in particular the laws of the laws of the State of New York and the laws of the United States of America and our opinion is subject to such laws including the matters stated in the opinion of Davis Polk & Wardwell LLP.  The laws of the State of New York are the chosen governing law of the Guarantee, and we have assumed that the Guarantee constitutes valid, binding and enforceable obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms, under such laws.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Guarantor on the date hereof.  In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the US Securities Act of 1933, as amended.

This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent.

Yours faithfully

/s/ Donald I. Cumming

Partner, for and on behalf of Dundas & Wilson CS LLP